                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549



                                SCHEDULE 13G
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)*


                        Inland Steel Industries, Inc.
                              (Name of Issuer)


                        Common Stock, par value $1.00
                       (Title of Class of Securities)


                                 457472-108
                               (CUSIP Number)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 9 Pages

                                SCHEDULE 13G

CUSIP No.  457472108

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Inland Steel Industries Thrift Plan ESOP Trust (the "Trust")

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [  ]
                                                                       (b) [  ]
     Not applicable
--------------------------------------------------------------------------------

3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     The agreement establishing the Trust is to be construed according to the laws of the State of Illinois to the extent such laws are not preempted by federal law.

--------------------------------------------------------------------------------
                 5.   SOLE VOTING POWER
                      0
                 ---------------------------------------------------------------

    NUMBER OF    6.   SHARED VOTING POWER
     SHARES           3,014,548.05 (as of 12/31/97)
  BENEFICIALLY   ---------------------------------------------------------------
  OWNED BY EACH
    REPORTING    7.   SOLE DISPOSITIVE POWER
  PERSON WITH         3,014,548.05 (as of 12/31/97)
                 ---------------------------------------------------------------

                 8.   SHARED DISPOSITIVE POWER
                      0
                 ---------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,014,548.05 (as of 12/31/97)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                  [__]
     CERTAIN SHARES

     Not Applicable
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.80%
--------------------------------------------------------------------------------

12.  TYPE OF REPORTING PERSON

     EP
--------------------------------------------------------------------------------


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                                SCHEDULE 13G

CUSIP No.  457472108

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LaSalle National Bank (not in its individual or corporate capacity but as trustee of the Trust or in agency or fiduciary capacities unrelated to the Trust) (the "Trustee")
     FEIN #: 36-1521370
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [  ]
                                                                       (b) [  ]
     Not applicable
--------------------------------------------------------------------------------

3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     The Trustee is a national banking association organized under the laws of the United States
--------------------------------------------------------------------------------
                 5.   SOLE VOTING POWER
                      0
                 ---------------------------------------------------------------

    NUMBER OF    6.   SHARED VOTING POWER
     SHARES           3,860,273.05 (as of 12/31/97)
  BENEFICIALLY   ---------------------------------------------------------------
  OWNED BY EACH
    REPORTING    7.   SOLE DISPOSITIVE POWER
  PERSON WITH         3,014,548.05 (as of 12/31/97)
                 ---------------------------------------------------------------

                 8.   SHARED DISPOSITIVE POWER
                      845,725 (as of 12/31/97)
                 ---------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,860,273.05 (as of 12/31/97)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                  [__]
     CERTAIN SHARES

     Not Applicable
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.42%
--------------------------------------------------------------------------------

12.  TYPE OF REPORTING PERSON

     BK
--------------------------------------------------------------------------------



                              Page 3 of 9 Pages

     The Trust was established by the Inland Steel Industries Thrift Plan
     ESOP Trust Agreement as of July 7, 1989 to carry out the purposes of the Inland Steel Industries Thrift Plan, adopted and effective January 1, 1975, as amended and restated as of July 1, 1996 (the "ESOP"). On July 1, 1996, the Trustee became trustee of the Trust. The filing of this
     Schedule 13G does not constitute, and shall not be construed as, an admission that the Reporting Persons (as defined below in Item 2(a)) are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Statement.

ITEM 1(a).  NAME OF ISSUER

      Inland Steel Industries, Inc.


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

      30 West Monroe
      Chicago, Illinois 60603

ITEM 2(a).  NAME OF PERSON FILING

      The persons filing this statement are the Trust and the Trustee.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

      The address of the Trust and its principal place of business is c/o LaSalle National Bank, 135 South LaSalle Street, Chicago, Illinois 60603. The address of the Trustee is 135 South LaSalle Street, Chicago, Illinois 60603.

ITEM 2(c).  CITIZENSHIP

      The Trustee is a national banking association organized under the laws of the United States. The Trust is administered pursuant to the Trust Agreement, which is to be construed and administered according to the laws of the State of Illinois to the extent such laws are not preempted by the laws of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES

      common stock, $1.00 par value, of the Issuer (the "Common Stock")

ITEM 2(e).  CUSIP NUMBER

      457472-108




                              Page 4 of 9 Pages

ITEM 3.   THE REPORTING PERSONS ARE AS FOLLOWS:

     The Trustee is a:

          (B)  [x]  Bank as defined in Section 3(a)(6) of the Act.

     The Trust is a:

          (F) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1972 ("ERISA") or Endowment Fund.

ITEM 4.   OWNERSHIP

     Beneficial Ownership by the Trust:

     (A)  Amount beneficially owned: 3,014,548.05 shares (1)

     (B)  Percent of Class: 5.80%

     (C)  Number of shares as to which such person has:

          (I)    Sole power to vote or to direct the vote
                 0 shares

          (II)   Shared power to vote or to direct the vote
                 3,014,548.05 shares

          (III) Sole power to dispose or to direct the disposition 3,014,548.05 shares

__________________

     (1) The shares listed as beneficially owned by the Trust include: (a) 1,471,470.284 shares of Series E ESOP Convertible Preferred Stock (the "Series E Preferred Stock") (convertible into 1,471,470.284 shares of Common Stock) which are not allocated to the individual accounts of the ESOP participants (the "Participants"); (b) 1,533,079.404 shares of Series E Preferred Stock (convertible into 1,533,079.404 shares of Common Stock) which are allocated to the individual accounts of the Participants; and (c) .58 shares of Series E Preferred Stock (convertible into .58 shares of Common Stock) which are in an ESOP holding account. The filing of this Schedule 13G, however, does not constitute, and shall not be construed as, an admission that the Trust is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.




                              Page 5 of 9 Pages



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          (IV)   Shared power to dispose or to direct the disposition
                 0 shares

     Beneficial Ownership by the Trustee:


     (A)  Amount beneficially owned: 3,860,273.05 shares (2)

     (B)  Percent of Class: 7.42%

     (C)  Number of shares as to which such person has:

          (I)    Sole power to vote or to direct the vote
                 0 shares

          (II)   Shared power to vote or to direct the vote
                 3,860,273.05 shares

          (III) Sole power to dispose or to direct the disposition 3,014,548.05 shares

          (IV)   Shared power to dispose or to direct the disposition
                 845,725 shares

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Subject to the terms and conditions of the Trust and the ESOP, ESOP Participants are entitled to receive certain distributions or assets held by the Trust. Such distributions

__________________

     (2) The shares listed as beneficially owned by the Trustee include (a) 3,014,548.05 shares of Series E Preferred Stock held by the Trustee solely in its capacity as trustee of the Trust (see discussion in note 1 above); and (b) 845,725 shares of Common Stock held by the Trustee in agency or fiduciary capacities unrelated to the Trust on behalf of certain participants in the Issuer's 401(k) Plan. The filing of this Schedule 13G, however, does not constitute, and shall not be construed as, an admission that the Trustee is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.



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



     may include proceeds from dividends on, or the sale of, shares of Common Stock or Series E Preferred Stock, reflected in this Schedule 13G.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

     Not applicable

ITEM 10.  CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of an issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  February 17, 1998

                                  THE INLAND STEEL INDUSTRIES THRIFT PLAN ESOP
                                  TRUST, by LASALLE NATIONAL BANK (not in its individual or corporate capacity but solely as Trustee)

                                  By: /s/ Gregory P. Angelopoulos
                                     --------------------------------------
                                  Name: Gregory P. Angelopoulos
                                       ------------------------------------
                                  Title:  Assistant Vice President
                                        -----------------------------------

                                  LASALLE NATIONAL BANK, TRUSTEE

                                  By: /s/ Gregory P. Angelopoulos
                                     --------------------------------------
                                  Name: Gregory P. Angelopoulos
                                       ------------------------------------
                                  Title:  Assistant Vice President
                                        -----------------------------------

                                EXHIBIT INDEX



Exhibit Number  Description                                     Page Number
--------------  ----------------------------------------------  -----------
1               Resolution of Board of Directors authorizing
                Gregory P. Angelopoulos to sign on behalf of
                the Trust and the Trustee (previously filed as
                Exhibit A to the Amendment No. 1 to Schedule
                13G filed on February 14, 1997)




                              Page 9 of 9 Pages